EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CenturyLink, Inc.:

We consent to the use of our reports dated March 1, 2011, with respect to the consolidated balance sheets of CenturyLink, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2010, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of CenturyLink, Inc. incorporated by reference in this Registration Statement on Form S-8 relating to the issuance of up to 30,000,000 shares of common stock pursuant to the CenturyLink 2011 Equity Incentive Plan.

/s/ KPMG LLP
KPMG LLP

Shreveport, Louisiana

May 27, 2011